A sneak peek at the artwork of Liquid's upcoming game release, Coba: Tale of the Moon

Liquid Media: Poised to Thrive in the New Golden Age of Video Games

Chairperson's Quarterly Review

Vancouver, BC - July 23, 2019 - Liquid Media Group Ltd. (the "Company" or "Liquid") (Nasdaq: YVR), delivered a quarterly update for shareholders today, July 23rd 2019.

Dear Shareholders of Liquid Media Group,

It has been said that we are living in "a golden age for video games," and as we take stock of the current market, we see it's with good reason.  Today, there is a worldwide audience of 2.4 billion gamers spanning multiple generations, giving rise to soaring revenue projections for 2019 of USD$152 billion.

Add to this the game industry's move to the cloud, expected to create enormous growth potential for companies operating in this market, as well as the promise of Google Stadia launching in November and Apple Arcade in Fall 2019. Given these undeniable developments, we feel confident that Liquid's Gaming Division is positioned for success.

At the same time, the convergence of media, entertainment, gaming and technology continues, with intellectual property (IP) flowing more naturally across platforms. Netflix's recently reimagined Carmen Sandiego is a great example of the long-tail, recurring revenue model that a great story possesses; as well as how to take a franchise across platforms.  Carmen Sandiego began as an educational video game series in the 1980s, followed in the 1990s and early 2000s by a number of game shows, an animated TV series, a comic book series and more than a dozen additional video game releases. Modernized again in 2011 with a Facebook game and in 2015 with its first iOS app, the tale is just as relevant 30 years later in the latest telling and, no doubt, the upcoming film.

The decades-spanning audience affection for Carmen Sandiego readily evidences the modern era of nostalgia in video games and, inevitably, film and TV.  Given that the average age of gamers is on the rise, alongside studies that point to older adults experiencing nostalgia more frequently, we see no sign of slowing in this market category.

Key Achievements

In this quarter, Liquid achieved the following milestones:

• Executed a successful experiential marketing event at AlienCon Los Angeles, bringing Ancient Aliens: The Game® to fans in partnership with A+E Networks, generating awareness, press and increased engagement.

○ "Our partnership with Liquid Media Group has already proven its value with a highly successful activation at our latest AlienCon event in Los Angeles," said Nestor Nieves, Director of Product, Games and Emerging Platforms at A+E Networks. "Not only did the team create an amazing display, beloved by just about every fan as they entered the exhibit hall, but we also managed to generate a lot of positive press across various news channels and entertainment publications.

It is encouraging to see our Ancient Aliens and Knightfall products in good hands. We are very excited to continue working with Liquid and look forward to seeing how far they can grow our brands in the gaming space."

• Announced the appointment of Nancy Basi, Executive Director of the Media & Entertainment Centre (VMEC) for the Vancouver Economic Commission (VEC) and Vice President of the VR/AR Association's Vancouver Chapter, to Liquid's Board of Directors, effective May 28, 2019.

• Signed a collaboration agreement with VR vanguard  YDX Innovation Corp. ("YDX"), adding their immersive technology expertise and capabilities across VR, e-sports and interactive experiences to Liquid's shared network of services. This relationship enhances our ability to tell stories across platforms, engaging with our audiences in new and innovative ways while generating strong value for shareholders and partners alike. YDX recently announced a licensing agreement with The Walt Disney Company Brazil to develop a new Arkave Arena experience featuring the iconic Mickey Mouse®️.

• Acquired additional assets through Liquid's relationship with Dell, investing in an Isilon™ 6 modular storage platform which will provide a multi-faceted storage solution for our IP library and serve as the backbone of our IT infrastructure. This system provides industry leading storage and compute capacity to power our IP strategy, providing the foundation to create, process, transport, store, and protect consumer data, and provide Liquid with an end-to-end solution.

• We are thrilled by the significant progress on Coba: Tale of the Moon, on track for its upcoming release. Liquid has believed in the story from the beginning, and the team at Dinosaur Games, led by Co-Founder and developer Jesse Sosa, has exceeded our expectations in both art and gameplay. As a company, we can't wait to bring the rich story of Itzel and her friends, immersed in the beautifully rendered world of Maya mythology, to audiences worldwide.

Industry Outlook

Children's animation is driving user retention for streaming platforms, prompting industry giants like Netflix, Hulu and Amazon Prime to invest heavily in original content. Outside the US, shows with international appeal are experiencing strong growth.

The global video game market is expected to reach USD$179 billion by 2024, with mobile and online distribution of games leading the way.

Coming off the biggest quarter for mobile to date, mobile gaming accounted for 35% of the 30.3 billion app downloads globally, and nearly 75% of the USD$22.6 billion consumer spend across iOS and Google Play.

The global VR market is expected to reach USD$44.7 billion by 2024, driven by its use in the gaming and entertainment sectors.

Growth Strategies

Liquid continues to build out our gaming division, executing on our dual strategy of publishing our own IP and licensing established brands to publish across gaming platforms. The Company currently has upwards of 15 games sold across platforms garnering favorable profit share, two mobile games in partnership with A+E Networks - Ancient Aliens: The Game® and Knightfall: Rivals® with 50/50 profit participation, and our upcoming original game Coba: Tale of the Moon, nearing release.

Work is also continuing on our Retro Reboot Initiative with Miss Kwirk, the follow-up to the popular 1990s game Kwirk, and further developing our IP library of over 200 titles. Liquid is primed to explore opportunities for developing third-party publisher relationships presented by the aforementioned Google Stadia and Apple Arcade coming online, along with other paradigm-shifts in the industry.

As noted in our milestones above, Liquid has developed an array of strategic partnerships. We are building upon the strength of our alliances and continue to grow our network, thereby enhancing Liquid's offerings and expanding our reach. In the gaming space, we will continue to identify talented developers with great designs and establish partnerships; our ultimate aim is to bring these stories to life across media, including television, film, streaming and VR.

As we move forward, our Studio-as-a-Service offerings are driving our push into what we see as the next generation of the content creation pipeline. We are excited to leverage the industry leading capabilities of the StratusCore platform and the cloud hosting capabilities of Open NuAge.

On behalf of the Board of Directors,

Joshua Jackson, Chairman

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content IP spanning creative industries. Originating in Vancouver's media and entertainment supercluster, Liquid's mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms. Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions and trends. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.